

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

August 7, 2008

<u>Via Facsimile</u>

Debi Kokinos
Chief Financial Officer
Turbodyne Technologies, Inc.
36 East Barnett Street
Ventura, CA 93001

      RE: Turbodyne Technologies, Inc.
               Form 10-KSB for the Year Ended December 31, 2007
               Form 10-KSB for the Year Ended December 31, 2006
               File Number: 000-21391

Dear Ms. Kokinos:

      We have completed our review of your Form 10-Ks and related filings, and at this time do not have further comments.

               Sincerely,

               Lyn Shenk
               Branch Chief